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                                   FORM 11-K/A

      [X]   ANNUAL REPORT PURSUANT TO
            SECTION 15(d) OF THE SECURITIES EXCHANGE
            ACT OF 1934
            For the Fiscal Year Ended December 31, 2003

                                       OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934
            For the Transition Period From _________ to ___________

      COMMISSION FILE NUMBER: 1-14659

      A.    Full Title of Plan: Thrift Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   Wilmington Trust Corporation
                   Rodney Square North
                   1100 North Market Street
                   Wilmington, DE 19890

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1.    The Thrift Savings Plan affords staff members the opportunity to acquire from time to time shares of Wilmington Trust Corporation's stock, as well as interests in funds which purchase a variety of investments from time to time and which may change from time to time. These include debt and equity securities. As of December 31, 2003, the names and addresses of those funds are the following:

            Fidelity Advisor Equity Growth (T) Separate Account
            Fidelity Advisor Small Cap (T) Separate Account
            Fidelity Advisor Overseas Separate Account
            Principal Large Cap Stock Index Separate Account
            Putnam Equity Inc (M) Separate Account
            Principal Financial Group
            710 9th Street
            Des Moines, IA 50309

            Wilmington Large Cap Growth Portfolio
            Wilmington Large Cap Value Portfolio
            Wilmington Large Cap Core Portfolio
            Wilmington Small Cap Core Portfolio
            Wilmington International Multi-Manager Portfolio
            Wilmington Broad Market Bond Portfolio
            Wilmington Mid Cap Strategic Allocation Fund
            Wilmington Small Cap Strategic Allocation Fund
            Wilmington Real Estate Portfolio
            Stable Value Fund
            Wilmington Trust Corporation Stock Fund
            Rodney Square North
            1100 North Market Street
            Wilmington, DE 19890

2.    (a)   The written consent of the independent registered public accounting firm with respect to the financial statements for the Thrift Savings
            Plan is attached hereto as Exhibit 23.

      (b)   The financial statements required to be filed for the Thrift Savings
            Plan, which qualifies under the Employee Retirement Income Security
            Act of 1974 ("ERISA"), are attached hereto as Exhibit 99.1.

                                       1

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the following individuals, who administer the Thrift Savings Plan, have signed this Form 11-K/A as of June 28, 2004.

                               /s/ David R. Gibson                     (SEAL)
                               ----------------------------------------
                               David R. Gibson, Chairman

                               /s/ Michael A. DiGregorio               (SEAL)
                               ----------------------------------------
                               Michael A. DiGregorio

                               /s/ William J. Farrell II               (SEAL)
                               ----------------------------------------
                               William J. Farrell II

                               /s/ I. Gail Howard                      (SEAL)
                               ----------------------------------------
                               I. Gail Howard

                               /s/ Gerald F. Sopp                      (SEAL)
                               ----------------------------------------
                               Gerald F. Sopp

                                       2

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                                  EXHIBIT INDEX

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
EXHIBIT                            EXHIBIT                           PAGE NUMBER
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
   23      Consent of independent registered public accounting firm      5
 99.1      Financial statements                                          7